Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 26, 2020 DATE AND TIME: November 26, 2020, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: 1. Elected to the position of Officer DANIEL SPOSITO PASTORE, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 26.744.689-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 283.484.258-29, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; and TERESA CRISTINA ATHAYDE MARCONDES FONTES, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 30.246.165-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 307.447.828-48, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, CEP 04344-902, for the current annual term of office, which will be effective until the members elected at the Annual General Stockholders’ Meeting of 2021 take office. 1.1. Recorded that the elected Officers: (i) have submitted documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”), including clearance certificates, being all documents filed at the Company’s head office; and (ii) will be vested in their position following approval of their election by the Central Bank of Brazil (“BACEN”). 1.2. Finally recorded that the other positions in the Board of Officers and assignment of responsibilities were not changed. 2. Subsequently, it was resolved on the payment of interest on capital to stockholders, subject to the approval of the Annual General Stockholders’ Meeting and in accordance with subitem 6.8, IX of the Company’s Bylaws, in the amount of R$0.063960 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.0543660 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding. Such payment will be made up to April 30, 2021, based on the final stockholding position recorded on December 10, 2020. CONCLUSION: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), November 26, 2020. (undersigned) Pedro Moreira Salles

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 26, 2020 – 9: 00 A.M.- ITAÚ UNIBANCO HOLDING S.A. Page 2 and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), November 26, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations